EXHIBIT 99.6

Chunghwa Telecom

October 8, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Sep	Net sales	18,712,301	19,145,820	(-)433,519	(-)2.26%

Jan-Sep	Net sales	169,571,048	166,974,825	(+)2,596,223	(+)1.55%

b Trading purpose : None